November 10, 2014

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom
Andrew Blume
Jason Niethamer
Jacqueline Kaufman

Re:	SunEdison Emerging Markets Yield, Inc.
Draft Registration Statement on Form S-1
Submitted September 29, 2014
CIK No. 0001620702

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, SunEdison Emerging Markets Yield, Inc., a Delaware corporation (the “Company”), has today submitted to the Securities and Exchange Commission (the “SEC”) a second Confidential Draft Registration Statement on Form S-1 (the “Amendment”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated October 29, 2014, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, paper copies of the Amendment will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from the Confidential Draft Registration Statement on Form S-1 submitted to the SEC on September 29, 2014. Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the Staff’s comment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Securities and Exchange Commission

November 10, 2014

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response

The Company acknowledges the Staff’s comment and advises the Staff that at this time neither it, nor anyone on its behalf, has presented written communications to potential investors. In addition, to the Company’s knowledge, to date, no broker or dealer that is participating or will participate in the Company’s offering has prepared, published or distributed research reports about the Company. The Company further advises the Staff that if any such communications are used or reports are published it will supplementally provide the same to the Staff.

Summary, page 1

About SunEdison Emerging Markets Yield, Inc., page 1

2. We note your initial geographic focus will be on India, Malaysia, South Africa and China. Please clarify whether you expect to expand your geographic scope beyond these regions in the future.

Response

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 107 and 141 of the Prospectus to indicate that expansion beyond its initial target markets will focus on markets located in Southeast Asia, Africa, Latin America and the Middle East.

3. Please provide the basis for your belief that you are “well-positioned to capitalize on favorable market trends in the renewable power generation segment, which is growing rapidly due to significant increases in energy demand, the rising retail price of electricity, the emergence in various energy markets of ‘grid parity.’” Also, in an appropriate place in your prospectus, please clarify whether grid parity has been achieved or when it is expected to be achieved in India, Malaysia, South Africa and China and how the achievement of such status will be determined in each jurisdiction. In this regard, we note your disclosure on page 35 that your Malaysian PPAs are subject to adjustment if the Malaysian government determined that grid parity has been reached.

Securities and Exchange Commission

November 10, 2014

Response

In response to the Staff’s comment, the Company has added disclosures on pages 2 and 139 of the Prospectus to clarify that it believes it is well positioned to capitalize on favorable market trends in the renewable power generation segment due to its relationship with the Sponsor. Additionally, the Company has revised the disclosure on page 131 to clarify whether grid parity has been reached in its initial target markets and how the Company determines grid parity. Finally, the Company has clarified on pages 35, 145 and 146 that the price adjustment under the referenced PPAs occurs when the feed-in tariff rate is equivalent to or lower than the displaced cost, as determined by the Sustainable Energy Development Authority of Malaysia.

Our initial portfolio and the Call Right Projects, page 4

4. Please disclose in greater specificity the location of the assets that will comprise your initial portfolio.

Response

In response to the Staff’s comment, the Company has added disclosures on pages 4 and 144 of the Prospectus specifying in greater detail the location of the assets that will comprise the Company’s initial portfolio.

Organizational Transactions, page 13

Offering Transactions, page 13

5. In an appropriate place in this section, please disclose the amount(s) that your Sponsor will receive in conjunction with this offering, including the value of the Class B common stock and interests in EM LLC to be issued to your Sponsor.

Response

In response to the Staff’s comment, the Company has revised the disclosure on pages 14 and 79 to include disclosure of the amount that its Sponsor will receive in conjunction with the offering. The Company respectfully advises the Staff that the Company has not included any additional disclosure on the value of the Class B common stock and the Class B units to be issued to the Sponsor in the Offering Transactions in respect of its existing ownership interest. While the Company is receiving the Class B common stock and units in conjunction with the offering, this reflects a pre-offering internal reorganization and reclassification of its existing ownership interests. The Company does not believe attributing a value to Class B common stock and Class B units in this context is necessary as such stock and units reflect an ownership interest that existed prior to the completion of the offering.

Securities and Exchange Commission

November 10, 2014

Material tax consequences, page 17

6. Please briefly address the material risks associated with your tax assets, and please add a cross-reference to your NOL risk factor disclosure.

Response

In response to the Staff’s comment, the Company has added disclosure on page 17 of the Prospectus to include a cross-reference to the relevant risk factors associated with the Company’s ability to utilize its NOLs and to address the material risks associated with the Company tax assets.

Risk Factors, page 35

Our indebtedness could adversely affect our financial condition and ability to operate our business, … , page 41

7. We note your disclosure that you are currently unable to distribute any cash generated by the Silverstar Pavilion project. Please give greater prominence to this fact in your disclosure. For example, please add a related footnote to the tables on pages 4 and 141.

Also, please address this issue in your Management’s Discussion and Analysis section, or alternatively, tell us why you believe this information is not material to investors.

Response

In response to the Staff’s comment, the Company has revised the disclosure on pages 42 through 43 and 120 to provide greater detail regarding the limitation on distributions from Silverstar Pavilion related to the default that occurred during the second quarter of 2014. With respect to this default, the Company advises the Staff that the Company obtained a waiver of the default and, as of the end of the third quarter of 2014, is in compliance with the financial maintenance covenant in question. As a result, distributions from the Silverstar Pavilion project are no longer prohibited. In light of the foregoing, the Company believes that further disclosure regarding this matter is unnecessary.

Under South Africa’s renewable energy program, renewable energy producers are required to contract with a single offtake purchaser… page 55

8. Please elaborate upon your statement that “Eskom’s financial condition has declined in recent years” by explaining how the decline has manifested itself and providing quantified information, if possible. In light of this disclosure, please also revise your disclosure to explain how this risk can be reconciled with your statements elsewhere in your prospectus that

Securities and Exchange Commission

November 10, 2014

your objective is to acquire clean energy generation assets that produce “high quality contracted cash flows, primarily by serving utility and commercial customers with strong credit ratings.”

Response

In response to the Staff’s comment, the Company has added disclosure on pages 56 and 153 through 154 of the Prospectus to address the relevant risk factor associated with the Company’s relationship with Eskom. The Company advises the Staff that South Africa has provided Eskom with a guarantee, pursuant to a support provision in its implementation agreement. Additionally, the National Treasury of South Africa announced a Cabinet-approved support package for Eskom on September 14, 2014. The support package includes a proposed recapitalization of Eskom and tariff increases of 8% for 2014 and 2015, which was approved by the National Energy Regulator of South Africa. Given that the Company’s PPA with Eskom will be guaranteed by South Africa, and further supported by a package approved by the National Treasury, the Company believes that Eskom effectively has a credit profile consistent with the Company’s other offtake customers.

Use of proceeds, page 77

9. We note you quantify net offering proceeds after deducting underwriting discounts and commissions “but before offering expenses.” Please revise your disclosures to calculate net offering proceeds after offering expenses. See Item 504 of Regulation S-K. If you wish to show the amount of gross proceeds, please revise the presentation to show the gross proceeds, the deduction of offering expenses, the resulting net proceeds and your planned use of the net proceeds.

Response

In response to the Staff’s comment, the Company advises the Staff that it has revised its calculation of net offering proceeds to include the deduction of offering expenses paid by the Company. The Company further advises the Staff that it has conformed similar language on pages 14, 21, 22, 78, 93 and 97 of the Prospectus.

Cash dividend policy, page 82

10. We note that you intend to cause EM LLC to distribute a certain percentage of its cash available for distribution to its members. This cash dividend policy appears similar in many respects to the cash dividend policies of master limited partnerships

Securities and Exchange Commission

November 10, 2014

(MLPs). To assist us and your investors in better understanding the differences between your company and these MLPs, with a view toward disclosure, please respond to the following:

•	Please tell us in further detail how your cash distribution percentage will be determined and specify whether or not this percentage will generally remain fixed or fluctuate on a quarterly basis at the discretion of management.

•	Please tell us whether your targeted cash available for distribution payout ratio or initial quarterly dividend is contemplated in any of your governing documents.

Response

In response to the Staff’s comment, the Company has added disclosure on pages 3 and 83 of the Prospectus to describe in further detail how the cash payout ratio will be determined and what factors will affect the decision-making progress. The existing disclosure on page 121 of the Prospectus under “Management’s discussion and analysis of financial condition and results of operations—Cash dividends to investors” includes disclosure relating to possible changes in the dividend payout ratio.

The Company has added disclosure on page 83 of the Prospectus stating that the dividend payout ratio is not prescribed by the Company’s governing documents.

Unaudited pro forma cash available for distribution for the year ended December 31, 2013 and the six months ended June 30, 2014, page 86

11. We note you adjust net cash provided by operating activities to arrive at estimated cash available for distribution by reflecting the changes in assets and liabilities. Please tell us why this adjustment is necessary given that your starting point is a GAAP cash amount.

Response

In response to the Staff’s comment, the estimated cash available for distribution calculation is intended to exclude short term items impacting cash such as changes in assets and liabilities. The Company notes that the cash available for distribution, as calculated, is a non-GAAP measure that includes or excludes, as appropriate, additional amounts that may be needed for other requirements, as more fully explained in the “Estimate of future cash available for distribution” paragraph on page 84 of the Prospectus.

12. We note that the Class B units of EM LLC are deemed subordinate since they will not be entitled to receive any distributions until the Class A and B1 units have received the “Minimum Quarterly Distribution” plus any arrearages. Please tell us and disclose if your historical and/or projected cash distribution tables assume any distributions to Class B unitholders and, if so, discuss how you determined the amounts.

Securities and Exchange Commission

November 10, 2014

Response

In response to the Staff’s comment, upon submission of updated pro forma financial statements, the Company will disclose in future filings whether there are any historical and/or projected cash distributions to Class B unitholders and how such amounts were determined. Based on our historical results of operations, we do not expect that any amounts would be payable to the Class B unitholders for historical periods.

13. We note that your cash distribution tables include an “Estimated cash available for distribution” line item. If this amount represents the estimated CAFD of your EM LLC subsidiary, please revise this line item description so an investor does not equate these amounts as the amounts available to be distributed via your quarterly dividends.

Response

In response to the Staff’s comment, the Company has revised the line item “Estimated cash available for distribution” on pages 6, 34, 89 and 92 to “Estimated cash for distribution by EM LLC.”

Estimated cash available for distribution for the twelve months ending December 31, 2015 and June 30, 2016, page 88

14. We note that you provide estimated cash available for distribution tables for the twelve months ended December 31, 2015 and June 30, 2016. Considering there is currently a six-month gap between the end of the historical pro forma period and the beginning of the projected pro forma period, please tell us or disclose whether there are any events that have occurred or are expected to occur during the period after the end of the historical pro forma period and beginning of the projected pro forma period that would cause the omitted period to materially change the results of the projected or historical period if such omitted period was included. Also explain to us and disclose why you present projected periods that partially overlap.

Response

In response to the Staff’s comment, the Company advises the Staff that cash available for distribution is calculated for the twelve months ending June 30, 2015 in order to present the next twelve months following the most recent pro forma interim period presented, and for the twelve months ending December 31, 2015 in order to present the first fiscal year following the most recent fiscal year presented in its pro forma estimated cash available for distribution. The Company believes this information is useful to investors when making decisions regarding whether to invest in the Company. The Company advises the Staff that there have neither been any events that have occurred nor does it expect any events to occur in the interim period that would cause material changes to projected or historical results.

Securities and Exchange Commission

November 10, 2014

Assumptions and considerations, page 91

15. It appears that you attribute the majority of fluctuations between the historical and projected periods to a full year of operating results for your Malaysian projects that began operations during the fourth quarter of 2013. To the extent that your Raj 5 project materially contributed to the change in your operating results between periods, please ensure you separately quantify and discuss such changes.

Response

In response to the Staff’s comment, the Company advises the Staff that it will separately disclose and quantify, to the extent material, the amount that a change in the operating results of Raj 5 contributed to the change in the Company’s historical and projected operating results between periods once the amounts regarding estimated cash available for distribution for the twelve months ending December 31, 2015 are disclosed.

Unaudited pro forma condensed financial statements, page 95

16. We note that your Formation Transactions reflect entry into a new Bridge Facility and that your Offering Transactions assume that EM LLC will use offering proceeds to repay the Bridge Facility. Please clearly indicate whether or not your pro forma statements of operations reflect any interest expense related to your Bridge Facility. Please also reflect the borrowings and repayments related to your Bridge Facility on a gross basis in your pro forma balance sheet.

Response

In response to the Staff’s comment, the Company has modified its disclosure to indicate that interest expense includes amounts related to the Company’s Bridge Facility and project-level debt. The Company advises the Staff that it has also modified its pro forma adjustments to the unaudited pro forma balance sheet to reflect, on a gross basis, borrowings and repayments under the Bridge Facility.

Notes to the unaudited pro forma statements of operations for the six months ended June 30, 2014, page 97

17. We note that pro forma adjustment (2) reflects lower interest expense for debt repaid and higher interest for acquired debt. Please provide us with and disclose a description of the debt repaid and explain to us the nature of the “acquired debt” adjustment.

Securities and Exchange Commission

November 10, 2014

Response

In response to the Staff’s comment, the Company has revised its disclosure to include a description of the debt repaid and modified its interest expense pro forma adjustment description. The Company advises the Staff that it intends to retire certain debt in the portfolio of acquired companies.

18. Please tell us why your pro forma statements of operations do not include a placeholder for pro forma adjustments to your income tax expense.

Response

In response to the Staff’s comment, a pro forma adjustment has been added on page 98 to include pro forma adjustments to income tax expense.

Unaudited pro forma balance sheet as of June 30, 2014, page 100

19. Please tell us if you plan to include a pro forma adjustment to APIC related to your offering and equity awards.

Response

In response to the Staff’s comment, a pro forma adjustment has been added on page 102 for pro forma adjustments to APIC related to the Offering Transactions and equity awards.

Management’s discussion and analysis of financial condition and results of operations, page 105

Components of Results of Operations, page 111

Incentives, page 111

20. Please elaborate upon your discussion here to explain how the various incentives and subsidies you are eligible to receive from various jurisdictions will impact your results of operations and, if material, quantify such amounts. For example, we note your risk factor on page 40 that discusses the potential changes that could be made to such programs and we note your disclosure on page 147 that indicates some of the sources of such incentives.

Securities and Exchange Commission

November 10, 2014

Response

In response to the Staff’s comment, the Company has added disclosure on pages 111, 113 and 135 of the Prospectus to describe in further detail how the various incentives and subsidies for which the Company is eligible impact the Company’s results of operations.

Liquidity and capital resources, page 117

21. We note your risk factor disclosure on page 74 that foreign countries may restrict distributions from your foreign subsidiaries. In light of your disclosure that one of your principle requirements for liquidity and capital resources is cash dividends to investors and all of your current projects are located outside the United States, please tell us whether any restrictions on distributions currently exist. If so, revise your disclosure to quantify the amount of cash held in foreign jurisdictions where the funds are not readily convertible into other foreign currencies, including U.S. dollars.

Response

In response to the Staff’s comment, the Company has added disclosure on page 121 of the Prospectus to describe in further detail the restrictions and limitations imposed by foreign jurisdictions on the Company’s ability to distribute cash dividends to investors. The Company advises the Staff that none of the jurisdictions in which the projects in the Company’s initial portfolio are located imposes material limitations on the ability of such projects to make cash distributions to EM LLC.

Industry, page 126

22. We note references in this section to third-party sources, including Bloomberg New Energy Finance, for statistical, qualitative and comparative statements contained in your prospectus. We note the following examples:

•	“Clean power sources, including solar, wind, hydro-electricity and geothermal, as well as natural gas, are expected to account for 73% of the new power generation capacity added globally from 2010 to 2020.” (page 126)

•	“Within our initial target markets of India, Malaysia, South Africa and China, cumulative generation capacity from renewable energy sources is expected to grow at a CAGR of 10% from 2013 to 2016.” (page 126)

•	“Solar energy technology is expected to reach grid parity with residential electricity prices in some regions of India by 2016 and in most other regions by 2020.” (page 131)

Securities and Exchange Commission

November 10, 2014

These are only examples. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based upon your experience in the industry, if true.

Response

In response to the Staff’s comment, the Company is supplementally providing the Staff with the relevant portions of the industry research reports that are cited in the Prospectus (the “Supplemental Information”) by overnight courier. The Supplemental Information includes relevant excerpts marked to identify the information supporting the statements set forth in the Prospectus. The Company requests, pursuant to Rule 418(b) promulgated under the Securities Act (“Rule 418(b)”), the Staff to return the Supplemental Information to the undersigned once the Staff has completed its review.

In addition, the Company advises the Staff that none of the third-party reports was commissioned by or prepared for the Company in connection with the offering. The reports are either available to the public or are available for a fixed annual subscription fee.

The Company is not portraying any of these sources of market or industry data as experts with respect to the Registration Statement. While Rule 436 under the Securities Act does not define “experts,” the consent provisions of Section 7 of the Securities Act (pursuant to which Rule 436 is promulgated) only apply to “accountant[s], engineer[s], or appraiser[s] or any person[s] whose profession gives authority to a statement made…” The Company believes that third-party providers of market data, who are not commissioned to prepare a report for inclusion in the Registration Statement, are beyond the scope of persons intended to be covered by the consent requirements of Section 7 and Rule 436 under the Securities Act. As discussed above, the referenced market data was taken from information provided by third parties pursuant to pre-determined fixed fee subscription services and were not commissioned or prepared specifically for inclusion in the Registration Statement. The Company and the Sponsor pay for these subscriptions as an ordinary course business activity. Accordingly, the Company believes that it is not required to file a consent with respect to any of these sources of industry data under Rule 436 of Regulation C or Section 7 of the Securities Act.

Solar energy markets, page 130

23. We note your statement on page 2 that you “expect retail electricity prices to continue to rise due to increasing fossil fuel commodity prices, required investments in transmission and distribution infrastructure and increasing regulatory costs for conventional energy sources.” Please enhance your disclosure by addressing these factors in the context of each of the markets in which your projects will be located.

Securities and Exchange Commission

November 10, 2014

Response

In response to the Staff’s comment, the Company advises the Staff that it has amended its disclosures on pages 132, 134, 135 and 137 to address the specific factors that the Company believes affect the retail price of electricity in each of the initial target markets.

24. We note your discussion of the status of the solar energy market and related programs in India and China. Please enhance your disclosure by providing such information for Malaysia and South Africa.

Response

In response to the Staff’s comment, the Company has added disclosures on pages 134 through 135 and 136 of the Prospectus to enhance the discussion of the solar energy market and related programs in Malaysia and South Africa.

Business, page 136

Initial Portfolio, page 141

25. You refer to PPAs that contain price adjustment features on page 35. Please revise your disclosure here to address such provisions, as applicable, with respect to the PPAs discussed here. In this regard, we note the price adjustment feature associated with your Malaysian projects.

Response

In response to the Staff’s comment, the Company has added disclosure on pages 145 through 147 of the Prospectus to discuss the price adjustment features of the offtake arrangements for the projects in its initial portfolio. The Company advises the Staff that the PPA for Raj 5 does not include any price adjustment features that will negatively impact tariff pricing.

26. Clarify your reference to “sufficient influence with respect to significant corporate and other operating matters” with regard to your Malaysian assets. In this regard, your disclosure should clarify what control you have over the Malaysian assets with a view to understanding whether your cash from operations and your cash available for distribution could be impacted by your lack of control over these assets. In this regard, we note that you are currently in default on your term loan for the Silverstar Pavilion; please revise your disclosure about the status of this loan to discuss any plans to cure such default and whether the ability to cure the default is within your control.

Securities and Exchange Commission

November 10, 2014

Response

In response to the Staff’s comment, the Company has added disclosure on pages 145 through 147 of the Prospectus to describe the contractual arrangements that allow the Company to control its Malaysian assets.

In response to the Staff’s comment regarding the default on the term loan for the Silverstar Project, the Company has revised its disclosure on page 120. The Company advises the Staff that it has obtained a waiver of the default from the lenders on October 3, 2014, and as of the end of the third quarter of 2014, the Company was in compliance with the financial maintenance covenant.

Competition, page 144

27. Please provide further details regarding the competitive conditions in which you operate, including but not limited to, if material, an estimate of the number of competitors and your competitive position. Please also provide the basis for your belief that “[you] compete favorably with [y]our competitors.” Please see Item 101(c)(1)(x) of Regulation S-K.

Response

In response to the Staff’s comment, the Company has added disclosure on pages 147 through 148 of the Prospectus to describe in further detail the competitive conditions in which the Company operates, along with the Company’s basis for its belief that it competes favorably with its competitors.

28. For each of your identified executive officers and directors, please disclose their terms of office and the names of relevant employers over the past five years as required by Item 401 of Regulation S-K

Response

The Company advises the Staff that it has updated and revised the biographies on page 156 of each identified executive officer and director in accordance with Item 401(e) of Regulation S-K. Each biography explicitly identifies the terms of office and relevant employers over the past five years. The Company has also added disclosure on page 156 regarding the terms of office for the identified officers and directors.

Securities and Exchange Commission

November 10, 2014

Certain Relationships and Related Party Transactions, page 163

29. We note the various project support and management and O&M agreements you summarize here. Please revise to quantify the amount of the compensation that has been or will be provided under these agreements, consistent with Item 404(a)(3) of Regulation S-K.

Response

The Company advises the Staff that it has revised the disclosure on page 169 to include historical compensation paid to SunEdison, its Sponsor, under applicable O&M contracts. The Company further notes that in its future filings, when these agreements are executed, the Company will quantify the amount of compensation that will be provided under these agreements and include such compensation in the appropriate disclosure. There has been no additional compensation provided under the remaining agreements during the twelve months ended December 31, 2013 or six month period ended June 30, 2014.

Notes to combined financial statements, page F-19

1. Nature of operations, page F-19

30. We note that you consolidate all three of the projects located in Malaysia even though you do not own a controlling interest in any of them. Please address the following comments related to these projects:

•	Tell us in sufficient detail how you determined that you controlled these projects. In doing so, tell us if you consolidate these entities under a voting interest or variable interest model. Also explain whether or not the majority shareholders have any substantive participating rights and clarify the meaning of your disclosures on pages 54, 142, and 143 that you have “sufficient” influence with respect to significant corporate and other operating matters.

•	Tell us why your statements of operations and balance sheet do not include non-controlling interest line items.

Response

In response to the Staff’s comment, the Company advises the Staff that it has determined that the projects in Malaysia should be consolidated by SunEdison, the Parent of SunEdison Emerging Markets Yield, Inc., under the variable interest model. While unrelated third parties hold a majority of the outstanding common shares, the third parties agreed in separate voting agreements to vote as directed by SunEdison. The Malaysian project entities were determined to

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November 10, 2014

be variable interest entities due to the fact that the holders of equity interests at risk lacked the power through voting or other rights to direct the activities of the project entities that most significantly impacted the economic performance of the entities. SunEdison was determined to be the primary beneficiary of these variable interest entities as it has the power, through development, construction, support services, operations and maintenance arrangements and control of the board of directors, to direct the activities that most significantly impact the entities’ economic performance and will absorb a significant amount of the entities’ variability.

The interests held by the third-party investor described above were held in holding companies above the respective project entities. In preparing the combined financial statements of the predecessor entity, the Company determined that the business was comprised of the four project entities, each of which owned and operated a solar energy system. The Company further determined that the holding companies should not be included in the predecessor financial statements as the activities (and related assets and liabilities held) at the holding company level were not related to the business of the predecessor. Specifically, the holding companies did not own and operate solar energy systems and were only established for legal and tax purposes. Additionally, the Company concluded that it would be inappropriate to determine what constitutes the predecessor business by applying foresight in predicting what the future structure of the registrant would be, especially considering that the legal structure of the registrant has yet to be determined.

The Company considered the guidance in ASC 810-10-45-10 which indicates that “if combined financial statements are prepared for a group of related entities, such as a group of commonly controlled entities, intra-entity transactions and profits or losses shall be eliminated, and noncontrolling interests, foreign operations, different fiscal periods, or income taxes shall be treated in the same manner as in consolidated financial statements.”

The Company also considered the following interpretation from Section 7.1.2 of Ernst & Young LLP’s July 2014 “Consolidated and Other Financial Statements” Financial Reporting Developments Guide:

“The reference to noncontrolling interests in ASC 810-10-45-10 relates to the noncontrolling interests in each of the combining entities’ subsidiaries as reflected in the individual combining entities’ financial statements. We believe interests held by parties outside of the control group in each of the respective combining entities themselves would not constitute noncontrolling interests in the combined financial statements. The fundamental difference between combined and consolidated financial statements is that there is no direct controlling financial interest present between or among the combined entities. Therefore, we believe equity holdings in each of the combining entities, regardless of who holds this equity (that is, whether the equity is held by parties outside of the control group or not) should be reflected as ownership interests in the combined financial statements.”

Securities and Exchange Commission

November 10, 2014

Based on this guidance, noncontrolling interests should only be presented in combined financial statements if there is a minority investor in a consolidated subsidiary within the predecessor entity. As the predecessor combined financial statements only comprise of the four project entities and there are no consolidated subsidiaries of these project entities, the Company concluded that the non-SunEdison investments should not be presented as noncontrolling interests in the predecessor combined financial statements.

8. Related parties, page F-28

31. We note your disclosure of various transactions entered into by your Parent on your behalf with an investor in your projects. Please clarify for us how each of these transactions is reflected within your statements of operations, balance sheet and statements of cash flows. In doing so, please specify the consideration that each party received and surrendered, explain to us the nature and terms of the preference shares, and clarify if the shareholder loans are receivables or payables on your balance sheet.

Response

In response to the Staff’s comment, the Company advises that during 2013, the Company caused its Parent in one transaction to act on its behalf to execute a consulting agreement with a Third Party Investor, in order to achieve entitlement and certain development milestones for the Company’s benefit. In consideration of these consulting services, the Parent issued the Third Party Investor a shareholder loan agreement of $471,000 and preference shares in the Company of $115,000 and paid the Third Party Investor success fees of $342,000.

In addition, cash proceeds of $724,000 for issuance of preference shares in the Company and $3,335,000 with respect to a shareholder loan agreement are included in the combined financial statements. The shareholder loans are term loans payable to the Third Party Investor.

The preference shares are cumulative and redeemable at the Company’s option at the issue price plus accrued dividends. Dividends are determined annually at a multiple of ten times the preference share issue price not to exceed available net income. The shareholder loans accrue interest at 4% per annum; the principal is payable on maturity in 2033 and interest is payable annually.

The transactions between the Parent and the Third Party Investor are considered to be part of the activities of the Company in accordance with push-down accounting and are accordingly included in these financial statements as transactions between the Company and the Third Party Investor, as follows:

Combined balance sheet as of December 31, 2013:

•	The shareholder loan of $471,000, preference shares of $115,000 and success fees of $342,000 were capitalized as property and equipment, net.

Securities and Exchange Commission

November 10, 2014

•	The shareholder loans due to the Third Party Investor of $3,335,000 are included in “Other liabilities: Due to parent and affiliates.” Interest due on this loan amounting to $67,000 is included in “Current Liabilities: Due to parent and affiliates.”

•	The Parent’s payment of success fees of $342,000 is included in “Net parent investment.”

Combined statement of operations for the year ended December 31, 2013:

•	Depreciation of $8,000 relating to property and equipment and interest expense of $67,000 are reflected in the corresponding line items.

Combined statement of cash flows for the year ended December 31, 2013:

•	The Parent’s payment on the Company’s behalf of success fees of $342,000 is included in “Net parent investment” within “Net cash provided by (used in) financing activities.”

•	The shareholder loan of $3,335,000 is included in “Proceeds from (repayment of) loans with parent and affiliates” within “Cash provided by (used in) financing activities.”

•	The issuance of the shareholder loan of $471,000 and preference shares of $115,000 are included in “Additions to property and equipment as a result of contributions from shareholders” within the “Schedule of non-cash investing activities.”

32. Please reconcile the disclosure noting what you owe to the Parent and affiliates as of December 31, 2013 of $11.9 million with the amounts reflected within current and long-term liabilities on the balance sheet.

Response

The sum of the current and long-term portions of “Due to parent and affiliates” reported in the combined balance sheet as of December 31, 2013 was $15,345,000. The sum of the amounts reported in Note 8, “Related parties,” as the amounts owed to parent and affiliates for expenses and construction costs ($11,943,000, page F-28), the amount owed to the Third Party investor under the shareholder loan ($3,335,000, page F-29), and the amount of accrued interest under the shareholder loan ($67,000, page F-29) was $15,345,000.

* * * * *

Securities and Exchange Commission

November 10, 2014

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2232 or, in my absence, Paul Zier at (312) 862-2180.

Sincerely,

/s/ Dennis M. Myers, P.C.
Dennis M. Myers, P.C.

cc: Stephen O’Rourke

     Jeremy Avenier

SunEdison Emerging Markets Yield, Inc.